John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778    Fax: 913.660.9157
john.lively@1940actlawgroup.com

December 18, 2012

Mr. Chad Eskilesen
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DGHM Investment Trust (the “Trust”) (File Nos. 811-21958 and 333-137775) Sarbanes Oxley Review

Dear Mr. Eskilesen:

On December 12, 2012, you left me a voice mail message with a comment relating to your review of the annual and semi-annul shareholder reports and the registration statement for the Trust’s series: the DGHM All-Cap Value Fund and the DGHM V2000 SmallCap Value Fund (the “Funds”). You noted that your review also covered other filings as well as the website for the Funds. For your convenience and reference, I have summarized the comment in this letter and provided the Trust’s response below the comment. This letter is being submitted in a correspondence filing via Edgar per your instruction.

1.

Comment:   Please update the Trust’s website as soon as possible so that it has the most current versions of the Trust’s annual shareholder report, semi-annual shareholder report and statement of additional information.

Response: The Trust has updated the website as you have requested and it has enhanced its procedures to ensure more timely postings of materials to the website.

*             *            *

Mr. Chad Eskilesen
U.S. Securities and Exchange Commission
December 18, 2012

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 if there are any questions regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively